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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Tarragon Corporation
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
876287103
(CUSIP Number)
January 30, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	876287103	Page	2	of	7

1	NAMES OF REPORTING PERSONS DSC Advisors, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,544,987

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,544,987

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,544,987

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.3%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
**SEE ITEM 4(b).

CUSIP No.	876287103	Page	3	of	7

1	NAMES OF REPORTING PERSONS Andrew Bluhm

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S. Citizen

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,544,987

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,544,987

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,544,987

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.3%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
**SEE ITEM 4(b).

SCHEDULE 13G
This Schedule 13G (the “Schedule 13G”) is being filed on behalf of DSC Advisors, L.P., a Delaware limited partnership (“DSC”), and Andrew Bluhm, the principal of DSC Advisors, L.L.C., a Delaware limited liability company which serves as the general partner of DSC, relating to shares of common stock of Tarragon Corporation, a Nevada corporation (the “Issuer”).
This Schedule 13G relates to shares of Common Stock of the Issuer purchased by DSC at the direction of Mr. Bluhm for the account of Delaware Street Capital Master Fund, L.P., a Cayman Islands exempted limited partnership (“DSC Master Fund”), of which DSC is the investment manager. DSC Master Fund holds the shares of Common Stock of the Issuer for the accounts of Delaware Street Capital, L.P. and Delaware Street Capital II, L.P., both Delaware limited partnerships, and Delaware Street Capital Offshore, Ltd., a Cayman Islands exempted company.
Item 1(a) Name of Issuer.
Tarragon Corporation
Item 1(b) Address of Issuer’s Principal Executive Offices.
423 West 55th Street, 12th Floor
New York, New York 10019
Item 2(a) Name of Person Filing.
DSC Advisors, L.P. and Andrew Bluhm
Item 2(b) Address of Principal Business Office.
900 North Michigan Avenue, Suite 1900
Chicago, Illinois 60611
Item 2(c) Place of Organization.
DSC Advisors, L.P., is a Delaware limited partnership and Andrew Bluhm is a U.S. citizen.
Item 2(d) Title of Class of Securities.
Common Stock, par value $.01 per share (the “Common Stock”).
Item 2(e) CUSIP Number.
876287103

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Item 3 Reporting Person.
The person filing is not listed in Items 3(a) through 3(j).
Item 4 Ownership.
(a)	DSC and Mr. Bluhm are the beneficial owners of 1,544,987 shares of Common Stock.

(b)
DSC and Mr. Bluhm are the beneficial owners of 5.3% of the outstanding shares of Common Stock. This percentage is determined by dividing the number of shares beneficially held by 28,917,954, the number of shares of Common Stock issued and outstanding as of December 14, 2007, as reported in the Issuer’s Form 10-Q filed December 24, 2007.

(c)
DSC, as the investment manager of DSC Master Fund, has the power to vote and dispose of the 1,544,987 shares of Common Stock held by DSC Master Fund. As the principal of DSC, Mr. Bluhm may direct the vote and disposition of the 1,544,987 shares of Common Stock held by DSC Master Fund.

Item 5 Ownership of Five Percent or Less of a Class.
Inapplicable.
Item 6 Ownership of More Than Five Percent on Behalf of Another Person.
Inapplicable.
Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
Inapplicable.
Item 8 Identification and Classification of Members of the Group.
Inapplicable.
Item 9 Notice of Dissolution of Group.
Inapplicable.
Item 10 Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

5

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 22, 2008

DSC Advisors, L.P.

By:	DSC Advisors, L.L.C., its general partner

	By:	/s/ Andrew Bluhm

Andrew Bluhm, Principal

/s/ Andrew Bluhm

Andrew Bluhm

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EXHIBIT 1
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock, par value $.01 per share, of Tarragon Corporation, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.
The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.
This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.
IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 22, 2005.

DSC Advisors, L.P.

By:	DSC Advisors, L.L.C., its general partner

	By:	/s/ Andrew Bluhm

Andrew Bluhm, Principal

/s/ Andrew Bluhm

Andrew Bluhm

7